Exhibit 21.1

SUBSIDIARIES

Entity Name	State of Organization / Incorporation
Apollo Alternative Fuels Company, LLC	Texas
Decarb Energy Technologies, LLC (50% owned)	Texas
Earth Biofuels, Inc. (80% owned)	Mississippi
Powerball Technologies, LLC	Utah
Energy Ventures Organization, Inc. (50% owned)	Nevada
Apollo Production and Operating, Inc.	Texas
BC&D Oil and Gas Corporation	New Mexico
OGC Pipeline, L.L.C.	Oklahoma
Big 7 Pipeline, LLC	Texas
Horse Collar Pipeline, LLC	Texas
Oklahoma Gathering Company, Inc.	Oklahoma
Powerball Generators, LLC	Texas
Landhold Management Company	Oklahoma
Apollo Eurasia, Inc.	Texas
Apollo Trading Company	Switzerland
JSC Kaliningradneft (90% owned)	Russia